[Wachtell, Lipton, Rosen & Katz Letterhead]

June 27, 2016

VIA EDGAR TRANSMISSION

Anne Nguyen Parker
Assistant Director, Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:                             Adient Ltd
Form 10-12B
Filed April 27, 2016
File No. 001-37757

Dear Ms. Parker:

On behalf of our client, Adient Ltd (“Adient” or the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 24, 2016, regarding the Company’s Registration Statement on Form 10-12B filed on April 27, 2016 (the “Registration Statement”).  In connection with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and has forwarded three courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement filed on April 27, 2016.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

For your convenience, the Staff’s comments are set forth in bold, followed by responses of the Company.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

General

1.              Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.  In addition, please finish the incomplete sections of the document as soon as possible, as we may have additional comments upon the review of those sections.

Response:  The Information Statement sections entitled “Selected Historical Combined Financial Data of Adient,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements,” among others, have been revised to incorporate financial data of the Company for the second quarter of the

Company’s 2016 fiscal year and pro forma financial information illustrating the impact of the separation and the distribution.  The Information Statement sections entitled “Compensation Discussion and Analysis” and “Executive Compensation” have been revised to reflect two additional named executive officers of the Company.

2.              Throughout Exhibit 99.1 you state that the spin-off will occur subject to the approval of the Johnson Controls board of directors.  Please clarify whether you are referring to Johnson Controls, Inc. or Johnson Controls plc.

Response:  The Information Statement has been revised on pages i, 1, 15, and 46 to reflect that the spin-off is expected to occur after the merger of Johnson Controls, Inc. and Tyco International plc and therefore that the spin-off will be subject to the approval of Johnson Controls plc.

3.              Please provide support for the following statements:

•                  Adient is the “world’s largest automotive seating supplier;”

•                  Adient is the “largest supplier of ‘just-in-time’ seating in China;”

•                  YFAI is the “world’s largest supplier of automotive interiors;” and

•                  Adient is a “market leader in complete seat assembly and in all major seating components;”

Response:  The Company has revised the Information Statement on pages 7, 9, 12, 62, 64, 68, 70, 78, F-8 and F-65 to clarify that the first, second and fourth statements listed are based on information from IHS Automotive. The Information Statement has also been revised on pages 12 and 70 to state that the Company is the “world’s largest in complete seat assembly and one of the largest in all major seating components” instead of referring to being the “market leader,” and the Company supplementally advises the Staff that support for the revised statement is also available from IHS Automotive.  The Information Statement has further been revised to state that YFAI is “one of the largest suppliers of automotive interiors” instead of referring to being the “world’s largest.”

Letter to Future Adient Shareholder

4.              We note your statement that you will “pay an attractive dividend.”  Please revise to clarify here that there is no guarantee that you will pay regular cash dividends, as the declaration and payment of any dividend appears to be subject to the sole discretion of your board and dependent upon many factors.

Response:  The letter to future Adient shareholders contained in the Information Statement has been revised in response to the Staff’s comment.

Information Statement Summary, page 7

Business, page 7

5.              We note your disclosure that, in fiscal year 2015, the operations that constitute Adient accounted for 54% of Johnson Controls’ consolidated net sales and 36% of Johnson Controls’ consolidated segment income.  Please revise to also disclose this information as it relates to the post-merger Johnson Controls.  In addition, please provide a short description of the term “segment income” here.

Response:  The Information Statement has been revised on pages 7 and 62 in response to the Staff’s comment.

Risk Factors, page 20

Risks Related to Adient Ordinary Shares, page 34

The IRS may not agree that Adient is a foreign corporation for U.S. federal tax purposes, page 38

6.              Please provide quantitative information regarding the difference in tax rate should the IRS treat Adient as a U.S. corporation.

Response:  The Company supplementally advises that the pro forma and historical financial statements included in the Form 10 filing present the effective tax rate of the Company as if it were already treated as a U.S. corporation.  The Company respectfully directs the Staff to footnote 17 of the audited financial statements included in the Information Statement, which present the Company’s historical income taxes in that manner.  Accordingly, the Company submits that there would not be any difference in the quantitative information presented in the Information Statement if the IRS should treat Adient as a U.S. corporation.

Dividend Policy, page 52

7.              We note that you expect to “pay a regular cash dividend in line with industry practice.”  Please briefly describe what you consider to be the industry practice.  In addition, please briefly describe in this section any covenants and regulatory constraints that you believe may limit your ability to pay dividends.

Response:  The Information Statement has been revised on page 52 in response to the Staff’s comment to describe the Company’s expected dividend policy in more detail and to describe the regulatory constraints that may limit the Company’s ability to pay dividends.  The Company also supplementally advises the Staff that it has not entered into the financing arrangements contemplated in connection with the separation and distribution and that it will revise the Information Statement to describe the covenants, if any, contained in such arrangements that may limit its ability to pay dividends once those arrangements have been finalized and executed.

Business, page 62

8.              If material, please disclose here the amount spent in your most recently completed fiscal year on company-sponsored research and development.  In addition, please disclose here an estimate of the amount, if material, spent on customer-sponsored research activities relating to the development of new products or techniques or the improvement of existing products or techniques.

Response:  The Company has revised the Information Statement on page 68 in response to the Staff’s comment.

Segment Analysis, page 91

9.              Within the table on page 86 showing segment income (loss), footnotes (1) and (2) are referenced but it does not appear that the corresponding notes have been included.  Please revise here and on page 91.

Response:  The Information Statement has been revised on pages 92 and 97 in response to the Staff’s comment.

Liquidity and Capital Resources, page 98

10.       It appears that your definition of working capital differs from the standard definition, which is current assets less current liabilities, due to some additional adjustments.  As such, please revise the title of this measure to clearly differentiate your calculation from the standard definition of working capital.

Response:  The Information Statement has been revised on pages 98 to 99 in response to the Staff’s comment to present the Company’s working capital using a standard definition.

11.       In addition, we note your disclosure that you believe your definition of working capital provides a useful measurement of the company’s operating performance.  As such, the location of this measure under the liquidity section may result in confusion as to whether the measure is a liquidity measure or performance measure.  Please revise to present this table and related disclosures outside of the Liquidity and Capital Resources section of MD&A, or clarify why you believe this measure is appropriately presented within the liquidity section.

Response:  The Company supplementally advises the Staff that working capital is appropriately presented in the “Liquidity and Capital Resources” section of the Information Statement because changes in the Company’s working capital requirements will affect the amount of cash the Company generates from its operating activities, which is a principal source of liquidity.  The Information Statement has been revised on page 98 in response to the Staff’s comment to clarify that working capital is a liquidity measure.

Taxation in the United Kingdom, page 178

12.       We note that on page 157 you state that “the following is a discussion of the material U.S. federal income tax consequences” and that on page 173 you state that “the following is a summary of the material Irish tax consequences.”  In contrast, we note your disclosure on page 169 that the “following statements are intended only as a general guide to certain U.K. tax considerations.”  Please tell us why you did not disclose or state that you have disclosed the material U.K. tax considerations.

Response:  The Information Statement has been revised on page 178 in response to the Staff’s comment to provide that the Information Statement discloses the material U.K. tax consequences of holding or disposing of Adient ordinary shares received in the distribution.  The Company supplementally advises the Staff that the Information Statement does not describe the U.K. tax consequences of the distribution because these are relevant only for U.K. holders of Johnson Controls shares receiving Adient ordinary shares in the distribution, and it is currently expected that such shareholders will represent less than 3% of the outstanding shares of Johnson Controls.

Description of Adient’s Capital Stock, page 186

Capital Structure, page 186

13.       Please revise to disclose the information required pursuant to Item 201(a)(2)(i) and (ii) of Regulation S-K.

Response:  The Information Statement has been revised on page 186 in response to the Staff’s comment.

Index to Financial Statements, page F-1

14.       Please revise the index to refer to financial statements of Shanghai Yanfeng Johnson Controls Seating Co., Ltd as of and for the period ended December 31, 2015 as unaudited.  The index incorrectly refers to the financial statements as being audited.

Response:  The Information Statement has been revised on page F-1 in response to the Staff’s comment.

Basis of Presentation, page F-8

15.       Reference is made to your disclosure with respect to the allocation of expenses for certain support functions to Adient on page F-8.  Please disclose management’s estimate of what the expenses would have been on a stand-alone basis.  That is, the costs that would have been incurred if Adient had operated as an unaffiliated entity and varied materially from the basis used.  Refer to Question 2 of SAB Topic 1.B.1.

Response:  The Company supplementally advises the Staff that the Company’s combined financial statements include costs that represent a reasonable allocation of a portion of Johnson Controls’ expenses, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others.  The Company does not believe that it is practicable at this time to produce, and believes it would not be helpful for investors to disclose, an estimate of actual expenses that would have been incurred if the Company had been a stand-alone company because such amounts would necessarily be derived from estimates that are based on highly subjective assumptions, including assumptions as to organizational structure and strategic decisions regarding the Company, as well as assumptions regarding the Company’s information technology and other infrastructure spending.  Accordingly, the Information Statement currently includes the following cautionary language in both footnote 1 and footnote 21: “…the combined financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the combined results of operations, financial position and cash flows had it been a stand-alone company during the years presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.”

Note 16.  Impairment of Long-Lived Assets, page F-46

16.       For each period presented in the financial statements where long-lived assets have been reviewed for impairment, please disclose the inputs used in each valuation techniques for determining fair value of such assets by class in accordance with ASC 820-10-50-2bbb.

Response:  The Information Statement has been revised on pages 103, 104, F-46, F-47 and F-85 in response to the Staff’s comment.

Note 17.  Income Taxes, page F-47

17.       Reference is made to your rate reconciliation on page F-48.  We note that a large component of the difference between the federal statutory rate and your income tax provision for the year ended September 30, 2015 was attributed to U.S. tax on foreign income of $(252).  Given the significance of difference, please tell us if this line item represents the difference between the U.S. statutory tax rate of 35% and:  (1) the statutory tax rate on non-U.S. earnings, (2) the actual tax rate on non-U.S. earnings, or (3) something else.  Additionally, explain how this line item relates to the other reconciling items related to foreign taxes.  Finally, please tell us your primary foreign jurisdictions, the effective tax rates in those jurisdictions, and the amount of pre-tax profit in those jurisdictions, and the nature of the factors that are driving the changes in this line item from year to year.

Response:  The Company supplementally advises the Staff that the U.S. tax on foreign income line item relates to a future period change in the taxation of a U.S. partner’s interest in a foreign partnership, and that it does not relate to the other reconciling items related to foreign taxes.

The Company has also prepared, on a supplemental basis, the following table presenting the Company’s primary foreign jurisdictions, the amount of pre-tax profit in those jurisdictions (referred to as “PTBI”) and the effective tax rates in those jurisdictions (referred to as “ETR”):

Country	2015 PTBI	2015 ETR	2014 PTBI	2014 ETR	2013 PTBI	2013 ETR
Mexico	134	112%	123	35%	22	43%
Germany	(83)	11%	(131)	29%	(181)	20%
France	(68)	-11%	(83)	-23%	(101)	6%
China	51	19%	15	59%	69	12%
Japan	49	43%	39	2%	31	37%
Thailand	42	14%	27	10%	25	4%
Spain	(27)	-6%	(73)	-16%	(64)	-62%
UK	24	-11%	(26)	15%	(20)	37%
Malaysia	25	25%	18	25%	15	25%

The Company supplementally advises the Staff that year-to-year changes in this line item have generally been caused by business divestitures, book losses that did not generate a tax expense reduction, and tax planning initiatives.

Note 21.  Related Party Transactions and Parent’s Net Investment, page F-57

18.       Please revise your related party disclosures to include the average balance due to or from related parties for each period for which an income statement is required.  Refer to Question 4 of SAB Topic 1.B.1 for further guidance.

Response:  The Information Statement has been revised on page F-58 in response to the Staff’s comment.

Shanghai Yanfeng Johnson Controls Seating Co., Ltd

Consolidated Financial Statements, page F-92

19.       Please clearly mark the financial statements and related notes for fiscal 2015 as unaudited.  The columns and amounts related to fiscal 2015 should be explicitly labeled so as to avoid any confusion.

Response:  The Information Statement has been revised on each of pages F-92 to F-160 in response to the Staff’s comment.  The Company also supplementally advises the Staff that on each of pages F-92 to F-160, the header also now states that “Amounts as of and for the year ended 31 December 2015 are unaudited.”

Note 14.  Reconciliation to United States generally accepted accounting principles, page F-159

20.       Please provide a cash flow statement prepared under U.S. GAAP or a reconciliation of a cash flow statement or statement of changes in financial position that quantifies the material differences in the statement presented as compared to U.S. GAAP, or tell us why you believe one is not required.

Response:  The Company supplementally advises the Staff that it believes a cash flow statement prepared under U.S. GAAP (or a reconciliation as compared to U.S. GAAP) is not required as there are no material differences between the cash flow statement presented within the Shanghai Yanfeng Johnson Controls Seating Co., Ltd.’s financial statements and a U.S. GAAP cash flow statement.

*                               *                                *                               *                                *                               *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394 or Andrew R. Brownstein at (212) 403-1233.

Sincerely yours,

/s/ David K. Lam

David K. Lam

cc:	Brian J. Cadwallader, Vice President, Secretary and General Counsel, Johnson Controls
Cathleen A. Ebacher, Vice President, General Counsel and Secretary, Adient